Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

November 2, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Charlie Guidry, Staff Attorney

Washington, D.C. 20549

RE:	Sunstock, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed October 26, 2016
File No. 333-198085

Dear Mr. Guidry:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Post-Effective Amendment No. 3 to Registration Statement on Form S-1 for Sunstock, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated November 2, 2016 (the “Comment Letter”) in response to the filing of the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 in October 2016. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

Incorporation of Certain Information by Reference, page 30

1. In order to incorporate information by reference under Item 12(b) of Form S-1, a smaller reporting company must first meet the eligibility requirements of General Instruction VII. Because you were a shell company within the previous three years and because you are offering penny stock, it appears that you do not meet these eligibility requirements. See General Instruction VII.D.1.a and VII.D.1.c of Form S-1 and SEC Release No. 33–10003. Accordingly, please delete this section.

Response: In accordance with the comment made by the Staff of the Commission, the Company has deleted the referenced disclosure

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.
Cassidy & Associates

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